                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                               (AMENDMENT NO. 2)

                         Rawlings Sporting Goods Company, Inc.
                         -------------------------------------
                                (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       ---------------------------------------
                         (Title of Class of Securities)

                                   754459105
                                   ---------
                                 (CUSIP Number)

                             ROBERT S. PRATHER, JR.
                                   PRESIDENT
                              BULL RUN CORPORATION
                              4370 PEACHTREE ROAD
                            ATLANTA, GEORGIA  30319
                                (404) 261-8333
                               ----------------

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                                STEPHEN A. OPLER
                               ALSTON & BIRD LLP
                         1201 WEST PEACHTREE ROAD, N.W.
                          ATLANTA, GEORGIA  30309-3424
                                 (404) 881-7693

                                January 27, 1998
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 754459105                                        PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
           Bull Run Corporation

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      91-1117599
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
           BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Georgia
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
      NUMBER           1,732,304 (806,500 AND A RIGHT TO ACQUIRE 925,804)
        OF       ---------------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY    ---------------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING         1,732,304 (806,500 AND A RIGHT TO ACQUIRE 925,804)
      PERSON     ---------------------------------------------------------------
       WITH       10 SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,732,304
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                               Page 2 of 4 Pages

   This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (the "Schedule 13D") and Amendment No. 1 to the
Schedule 13D ("Amendment No. 1") filed by Bull Run Corporation ("Bull Run") relating to the common stock (the "Common Stock") of Rawlings Sporting Goods Company, Inc. (the "Company"). The address of the Company is 1859 Intertech Drive, Fenton, MO 63026. Amendment No. 1 incorrectly stated Bull Run's percentage beneficial ownership of the Common Stock due to a calculation error. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   Item 5 is amended and restated in its entirety to read as follows:

   (a) As noted above, as of the date hereof, Bull Run is the beneficial owner of 1,732,304 shares of Common Stock. Bull Run beneficially owns (within the meaning of Rule 13d-3 of the Exchange Act) an aggregate of 19.9% of the outstanding shares of Common Stock, based on information obtained from the Company on January 23, 1998 that there were 7,779,572 shares of Common Stock outstanding.

   (b) Bull Run maintains sole investment, voting and dispositive power over all of such shares of Common Stock set forth in paragraph (a) above.

   (c)  None.

   (d)  None.

   (e)  Not applicable.

                               Page 3 of 4 Pages

                                   SIGNATURE

   AFTER REASONABLE INQUIRY AND TO THE BEST KNOWLEDGE AND BELIEF OF THE UNDERSIGNED, THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  JANUARY 28, 1998


                                    BULL RUN CORPORATION


                                    /S/ ROBERT S. PRATHER, JR.
                                    ------------------------------
                                    NAME:  ROBERT S. PRATHER, JR.
                                    TITLE:  PRESIDENT




                              Page 4 of 4 Pages